Exhibit 99.1

eHi Car Services Announces First Quarter 2016 Results

Net revenues increased by 55.8% year-over-year

Gross profit margin increased to 28.2%

SHANGHAI, May 23, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                  Net revenues increased by 55.8% year-over-year to RMB460.5 million (US$71.4 million1) for the first quarter of 2016, from RMB295.5 million for the first quarter of 2015.

	Three months ended March 31,		Year-Over-Year
(RMB ‘000)	2015	2016	Comparison
Car rentals	226,389	363,977	60.8%
Car services	69,119	96,533	39.7%
Total Net Revenues	295,508	460,510	55.8%

•                  Gross profit2 increased by 132.9% year-over-year to RMB129.7 million (US$20.1 million) for the first quarter of 2016, from RMB55.7 million for the first quarter of 2015. Gross profit margin increased significantly year-over-year to 28.2% for the first quarter of 2016, from 18.9% for the first quarter of 2015.

•                  Non-GAAP adjusted EBITDA3 increased by 74.5% year-over-year to RMB201.9 million (US$31.3 million) for the first quarter of 2016, from RMB115.7 million for the first quarter of 2015. Non-GAAP adjusted EBITDA margin4 increased to 43.8% for the first quarter of 2016, from 39.2% for the first quarter of 2015.

•                  Net loss was RMB3.7 million (US$0.6 million) for the first quarter of 2016, compared to a net income of RMB3.6 million for the first quarter of 2015 (including a RMB16.9 million gain from waiver of warrant during the same period).

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate as of March 31, 2016 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2  Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses).

3  Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4  Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

•                  Average available fleet size5 for car rentals increased by 62.8% year-over-year to 32,007 vehicles for the first quarter of 2016, from 19,659 vehicles for the first quarter of 2015. Average available fleet size for car services increased by 74.0% year-over-year to 2,327 vehicles for the first quarter of 2016, from 1,338 vehicles for the first quarter of 2015. Total average available fleet size increased by 63.5% year-over-year to 34,334 vehicles for the first quarter of 2016, from 20,997 vehicles for the first quarter of 2015. As of March 31, 2016, total period-end fleet size6 was 39,458 vehicles.

•                  RevPAC7 for car rentals maintained at RMB126 for the first quarter of 2016, compared to RMB128 for the first quarter of 2015. RevPAC for car services decreased to RMB461 for the first quarter of 2016, from RMB574 for the first quarter of 2015, which was primarily attributable to an increase in car services with more economic vehicle models. As a result, total fleet RevPAC decreased to RMB149 for the first quarter of 2016, from RMB156 for the first quarter of 2015.

•                  Fleet utilization rate8 for car rentals reached a record-high 75.3% for the first quarter of 2016, compared to 71.3% for the first quarter of 2015.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “We are pleased with our strong operating and financial performance in the first quarter of 2016, which was driven by continued fleet expansion, our renowned reputation for service quality and strong consumer demand during the Chinese New Year holiday period. Additionally, the demand for our rental cars from the car hailing industry is increasing. To better serve the needs of our customers and further enhance our competitive position, in April we established a strategic cooperation relationship with SAIC Motor Corporation Limited to collaborate in key areas including vehicle procurement and financing, used car sales and brand promotion. Furthermore, we recently joined with the Chinese Football Association Super League (“CSL”) in a marketing campaign to showcase eHi ad placements in all CSL game sites, live TV broadcasts and replays for the remainder of the 2016 season, with a goal to further grow our brand awareness.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “In the first quarter, we continued to benefit from expanding economies of scale as demonstrated by significantly improving gross margin to 28.2% from 18.9% in the year-ago period, while also increasing non-GAAP adjusted EBITDA margin to 43.8% from 39.2% in the year-ago period. We achieved rental fleet utilization rate of 75.3% for the first quarter of 2016, which was the highest quarterly utilization rate recorded in the past three years. With a healthy balance sheet and diversified funding sources, we will continue to emphasize operating efficiency and margin improvement during the remainder of the year. ”

5  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

6 “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period which the Company holds legal title to and reflects in its balance sheet, including vehicles that are currently missing but have not been written off in accordance with its accounting policy. The period-end fleet size as of March 31, 2016 excluded 151 vehicles which the Company had written off from its balance sheet in accordance with its accounting policy.

7 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

8 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

First Quarter 2016 Financial Results

Net revenues for the first quarter of 2016 were RMB460.5 million (US$71.4 million), up 55.8% year-over-year, attributable to increases in net revenues from both car rentals and car services.

Net revenues from car rentals for the first quarter of 2016 were RMB364.0 million (US$56.4 million), up 60.8% year-over-year, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Net revenues from car services for the first quarter of 2016 were RMB96.5 million (US$15.0 million), up 39.7% year-over-year, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the first quarter of 2016 was RMB330.8 million (US$51.3 million), up 37.9% year-over-year, primarily driven by increased depreciation and labor costs, and partially offset by savings in vehicle insurance expenses.

In the first quarter of 2016, 463 used vehicles were disposed of, and 539 used vehicles were under sales contracts pending title transfer. The Company recorded a loss of RMB2.0 million (US$0.3 million) in aggregate for these 1,002 vehicles. The loss was recognized as an adjustment to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit for the first quarter of 2016 was RMB129.7 million (US$20.1 million), up 132.9% year-over-year. Gross profit margin for the first quarter of 2016 was 28.2%, compared to 18.9% for the first quarter of 2015.

Selling and marketing expenses for the first quarter of 2016 were RMB22.4 million (US$3.5 million), up 111.2% year-over-year, primarily due to increased channel marketing and promotion fees as the Company expanded branding and channel promotion activities in the first quarter of 2016.

General and administrative expenses for the first quarter of 2016 were RMB57.0 million (US$8.8 million), up 67.6% year-over-year, primarily due to increases in employee-related costs including salaries and welfare expenses,  as well as unrealized exchange loss.

Profit from operations for the first quarter of 2016 was RMB50.4 million (US$7.8 million), up 299.6% year-over-year.

Interest expense for the first quarter of 2016 was RMB56.1 million (US$8.7 million), up 114.5% year-over-year, primarily attributable to the interest expense associated with the Company’s senior unsecured notes of US$200 million due 2018.

Net loss for the first quarter of 2016 was RMB3.7 million (US$0.6 million), compared to a net income of RMB3.6 million for the first quarter of 2015. Net loss for the first quarter of 2016 was primarily due to the increase in interest expense. Net income for the first quarter of 2015 included RMB16.9 million income in connection with a waiver of warrant in investment assets.

Non-GAAP adjusted EBITDA for the first quarter of 2016 was RMB201.9 million (US$31.3 million), up 74.5% year-over-year. Non-GAAP adjusted EBITDA margin for the first quarter of 2016 was 43.8%, compared to 39.2% for the first quarter of 2015.

As of March 31, 2016, the Company’s cash, cash equivalents and restricted cash balance was RMB2.6 billion (US$404.5 million).

Recent Development

In April 2016, the Company signed a Memorandum of Understanding to establish a strategic cooperation with SAIC Motor Corporation Limited (“SAIC”), the largest automotive manufacturer on China’s A-share market. The strategic cooperation will enable eHi and SAIC to collaborate in-depth in several key areas, including vehicle procurement and financing, used car sales and brand promotion. Notably, SAIC will provide comprehensive support and preferential policies for eHi related to vehicle procurement, post-sale services and vehicle maintenance, while eHi will cooperate with SAIC to explore growth opportunities in China’s automotive market through a wide range of initiatives, including test drives, financial leasing and alternative vehicles.

Outlook

The Company reiterates its full-year 2016 outlook previously announced on March 29, 2016. The Company estimates that net revenues for the full year of 2016 will increase approximately 50% from 2015, and total period-end fleet size will reach approximately 57,000 vehicles as of December 31, 2016. This outlook reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on May 23, 2016 (8:00 AM Beijing/Hong Kong time on May 24, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until May 30, 2016:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10086430

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBITDA facilitates a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-mail: ehi@thepiacentegroup.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	2,610,088,382	2,401,172,887	372,390,336
Restricted cash	206,944,000	206,944,000	32,094,293
Accounts receivable, net	185,418,831	180,677,330	28,020,678
Prepayments and other current assets	379,344,970	420,583,662	65,226,995
Short-term loans receivable	—	18,000,000	2,791,563
Assets held for sale	45,467,038	31,847,441	4,939,119
Total current assets	3,427,263,221	3,259,225,320	505,462,984

Property and equipment, net	4,096,617,720	4,298,256,378	666,603,036
Intangible assets	45,367,164	49,643,431	7,699,043
Vehicle purchase deposits	216,727,900	29,210,751	4,530,203
Other non-current assets	14,943,879	14,688,001	2,277,916
Total assets	7,800,919,884	7,651,023,881	1,186,573,182

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	785,898,613	416,802,320	64,640,558
Accrued expenses and other current liabilities	203,742,878	224,980,168	34,891,465
Income tax payable	89,220,792	88,476,093	13,721,478
Short-term debt	803,131,683	831,666,043	128,980,466
Total current liabilities	1,881,993,966	1,561,924,624	242,233,967

Long-term debt	1,969,452,640	2,139,077,509	331,742,790
Deferred tax liabilities, non-current	—	1,061,542	164,631
Other non-current liabilities	1,400,000	1,223,367	189,728
Total liabilities	3,852,846,606	3,703,287,042	574,331,116

Shareholders’ equity:
Common shares	867,001	867,443	134,529
Additional paid-in capital	4,433,439,156	4,438,027,303	688,279,669
Accumulated other comprehensive income	74,554,822	73,371,140	11,378,899
Accumulated deficits	(560,787,701)	(564,529,047)	(87,551,031)
Total shareholders’ equity	3,948,073,278	3,947,736,839	612,242,066
Total liabilities and shareholders’ equity	7,800,919,884	7,651,023,881	1,186,573,182

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
	2015	2016	2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	226,388,609	363,977,398	56,448,107
Car services	69,119,276	96,533,057	14,971,008
Total net revenues	295,507,885	460,510,455	71,419,115

Cost of revenues	(239,802,551)	(330,775,689)	(51,298,959)
Gross profit	55,705,334	129,734,766	20,120,156

Selling and marketing expenses	(10,583,043)	(22,355,437)	(3,467,034)
General and administrative expenses	(34,017,678)	(57,016,459)	(8,842,503)
Other operating income	1,508,802	38,636	5,992
Total operating expenses	(43,091,919)	(79,333,260)	(12,303,545)
Income from operations	12,613,415	50,401,506	7,816,611

Interest income	630,765	1,560,192	241,965
Interest expense	(26,173,241)	(56,139,093)	(8,706,435)
Gains from waiver of warrants	16,869,935	—	—
Other income (expense), net	(70,834)	704,265	109,222
Income (loss) before income taxes	3,870,040	(3,473,130)	(538,637)
Provision for income taxes	(310,014)	(268,216)	(41,597)
Net income (loss)	3,560,026	(3,741,346)	(580,234)

Net income (loss)	3,560,026	(3,741,346)	(580,234)
Changes in cumulative foreign currency translation adjustment, net of tax of nil	2,723,914	(1,183,682)	(183,573)
Comprehensive income (loss)	6,283,940	(4,925,028)	(763,807)

Weighted average number of common shares used in computing net income (loss) per share
Basic	114,041,743	136,911,050	136,911,050
Diluted	115,942,720	136,911,050	136,911,050

Net income (loss) per share attributable to common shareholders
Basic	0.03	(0.03)	(0.00)
Diluted	0.03	(0.03)	(0.00)

Earnings (loss) per ADS*
Basic	0.06	(0.05)	(0.01)
Diluted	0.06	(0.05)	(0.01)

* Each ADS represents two Class A common shares

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
	2015	2016	2016
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net Income (Loss)	3,560,026	(3,741,346)	(580,234)
Add (subtract):
Depreciation and amortization	100,206,965	147,191,410	22,827,452
Share-based compensation	2,967,048	3,609,425	559,774
Interest income	(630,765)	(1,560,192)	(241,965)
Interest expense	26,173,241	56,139,093	8,706,435
Provision for income taxes	310,014	268,216	41,597
Gains from waiver of warrants	(16,869,935)	—	—
Adjusted EBITDA	115,716,594	201,906,606	31,313,059